UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Announces New Gas Field Discovery in Chile

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES NEW GAS FIELD DISCOVERY IN CHILE

Santiago, Chile – February 4, 2020 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador, today announced the discovery of the new Jauke Oeste gas field in the Fell block (GeoPark operated, 100% WI) in Chile.

GeoPark drilled and completed the Jauke Oeste 1 exploration well to a total depth of 9,596 feet. A production test, through different choke sizes, in the Tobifera formation resulted in an average production rate of 4.4 million standard cubic feet per day of gas (or 729 boepd) and 52 bopd of condensate with a wellhead pressure of 3,141 pounds per square inch. Additional production history is required to determine stabilized flow rates of the well and the extent of the reservoir. Surface facilities are in place, the well is in production, and the gas and condensate are already being sold to offtakers.

The Jauke Oeste gas field is located approximately 1 km north of the Jauke gas field, which is currently producing approximately 8.4 million standard cubic feet per day from two wells (or 1,400 boepd). Jauke and Jauke Oeste gas fields are part of the large Dicky geological structure in the Fell block – opening the potential for multiple development drilling opportunities.

Additional exploration activities will be carried out in Chile during 1Q2020 with a focus on oil prospects. GeoPark will be spudding the Leun 1 exploration well in the Flamenco block (GeoPark operated, 100% WI) in February 2020, to be followed by the Huillin 1 exploration well in the Isla Norte block (GeoPark operated, 60% WI) and the Koo 1 exploration well in the Campanario block (GeoPark operated, 50% WI).

2019 Independent Reserves Certification: GeoPark expects to release its 2019 independent reserves certification during the first half of February 2020.

James F. Park, CEO of GeoPark, said: “Congratulations and thanks again to GeoPark’s creative exploration team for continuing to open up new geological plays and build on our steadily-expanding production, reserve and resource base.”

For further information, please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director	ssteimel@geo-park.com
Santiago, Chile
T: +562 2242 9600

Miguel Bello – Market Access Director	mbello@geo-park.com
Santiago, Chile
T: +562 2242 9600

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co	kmarkovich@sardverb.com
New York, USA
T: +1 (212) 687-8080

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected production growth, expected schedule, economic recovery, payback timing, IRR, drilling activities, demand for oil and gas, capital expenditures plan, regulatory approvals, reserves and exploration resources. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses, except when specified.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long-term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective Resource volumes are presented as unrisked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: February 4, 2020